

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

May 25, 2017

Carl Yeung
Chief Financial Officer
Qudian Inc.
15/F Lvge Industrial Building
1 Datun Road, Chaoyang District
Beijing, People's Republic of China

      Re: Qudian Inc.
              Amendment No.1 to Draft Registration Statement on Form F-1
              Submitted April 5, 2017
              CIK No. 0001692705

Dear Mr. Yeung:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary

Overview, page 1

1.   We note your revised disclosure in response to comment 5 and your response to comment 36 explaining how your operations and funding of your credit products differ from online lending information intermediary institutions within the meaning of the PRC Interim Online Lending Information Intermediary Measures. We also note that your revised disclosure on page 123 describes your merchandise credit business as "operat[ing] a marketplace that connects consumers with merchandise suppliers." Considering that your revenues are generated through collection of service fees tied to the size and duration of the loans extended through your credit products, and not through the licensing

of your proprietary analytics, please revise your disclosure to succinctly describe your business as operating a marketplace facilitating distribution of cash credit products to consumers. In addressing your disclosure on page 1, please make similar revisions to the "Business" section of your disclosure starting on page 118. Please refer to Item 4.B.1 of Form 20-F.

2. We note that you have revised your disclosure to state that you "do not source funding from retail investors." Please further qualify your disclosure to state that you do not "directly" source funding from retail investors. In this regard, we note that through your arrangement with institutional funding partners which are P2P platforms, your loans may be posted on such platforms and get matched with retail investors.

Our History and Corporate Structure, page 74

3. In response to our comment 15, you revised your disclosure to state that the ultimate role of your three websites is to redirect visitor traffic to your mobile apps. In light of your disclosure that you engage many of your prospective borrowers through different channels on the Alipay consumer interface, most recently through Alipay's dedicated channel for online third-party service providers (refer to page 131 disclosure), please expand your disclosure here to clearly describe the borrower acquisition process, the interplay between your websites and Alipay's interface, how a prospective borrower shifts from his/her online shopping experience to your mobile app to initiate the credit application, and whether you offer your credit products only through your mobile apps. If possible, please provide staff supplementally with an English translation of a visual presentation of how this process would play out in practice.

4. We note your response to comment 16. Please revise your disclosure to provide the following:

   • describe in greater detail the proposed new structure you intend to establish as part of the VIE reorganization, ensuring that you explain what you mean by "enhanced shareholding structure" as it relates to your proposed VIE reorganization. For example, please explain: (i) how you intend to consolidate the VIE structure so that Messrs. Luo and Lianzhu will be the only shareholders in the new consolidated VIE and (ii) the impact such a reorganization will have on existing shareholders;

   • revise your risk factor disclosure to address any new risks resulting from the proposed reorganization, especially if the reasons behind the reorganization do not materialize;

   • obtain a legal opinion from qualified legal counsel opining that the proposed reorganization will not change the ultimate ownership of ADS holders and that the new structure will comply with existing regulatory requirements; and

- explain what businesses you are referring to, which are expected to be transferred to your new consolidated VIE following the reorganization into the new consolidated structure, and elaborate on how you plan to leverage your risk management model.

Please refer to Item 3 of Form F-1, Items 4.A.4 and 4.C of Form 20-F for guidance.

Our Key Metrics, page 81

5.   Please revise to disclose the amount of approved but unused credit at each period presented.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 82

6.   Please disclose the amount of losses due to fraud and discuss and analyze trends in losses incurred due to fraud.

Our Partnership with Ant Financial, page 83

Product Offerings, page 84

7.   Please explain in greater detail what it means to leverage your risk pricing model to offer tailored risk assessment solutions and whether "other institutions" means funding partners or other parties that may refer borrowers to you. Clarify whether tailored risk assessment solutions includes revising your credit quality thresholds in your model in order to approve borrowers that would not meet your current criteria. In addition, note if there is a fee associated with tailoring the risk assessments that an institution would have to pay and would it be a one-time fee or a per loan fee.

Loan Performance, page 84

8.   Please revise to provide detailed information in regard to the quality of loans being originated. For example, does the company have an internally generated credit rating or credit score which it categorizes borrowers into when determining to approve an individual loan or credit limit as well as the level of servicing fees charged. This information as well as changes in the credit quality of the borrowers between periods should be presented.

9.   In addition, please revise to discuss and analyze trends in the internal credit rating of loans facilitated for each of the periods and the impact on any changes in the credit rating of loans facilitated on the operating performance as well as the impact on the allowance for loan losses.

10.   Please also address whether the borrowing trends based on the internal credit ratings is expected to change and the expected impact on financial position, earnings and cash flows due to these changes.

11.   We note your tabular disclosures of loan balance past due and service fee past due and the related ratios. Please confirm that the amounts presented as past due or used in the related ratios are the total amounts related to that loan and not just the past due payment(s).

12.   We note your definitions of "Loan Balance Past Due Ratio," "Service Fee Past Due Ratio," and "Allowance Ratio" beginning on page 85 include inputs for different time periods, i.e. past due period-end balance compared to loans originated throughout the period. We also note the ratios "Delinquency Rate By Balance" and "M1+ Delinquency Coverage Ratio" use period-end balances, more common for credit quality metrics in the finance industry. Based on how you present and title these ratios (past due ratios being presented directly after the past-due tables, but before the period-end delinquency ratios), the current presentation may be confusing. Therefore, please present the "Delinquency Rate by Balance" ratio first and revise the title of the other ratios to better reflect the differing time periods used in each respective ratio calculation which used both period-end balances and aggregate activity as noted above.

Allowance Ratio, page 87

13.   Please revise to disclose the ratio of the allowance for loan losses to total loans as well as the net charge-off ratio to average loans for each of the periods presented.

Cost of Revenue, page 89

14.   We note your response to comment 28. Please address as to whether the loans which are transferred to the institutional funding partners are on the same terms as those entered into with the borrower. We note that the institutional funding partner annual rates are different for those partners that are P2P platforms and those that are not P2P platforms.

15.   We note the company is responsible for all principal and fees payable to the institutional funding partners in the event of non-payment by the borrower. Please tell us the amount of these payments in each of the periods presented.

Revenue Recognition, page 92

16.   Please tell us and revise to disclose the types of incentives paid to the borrowers, the amounts paid in each period presented as well as the accounting for the incentives.

Loan Principal and Service Fee Receivables, page 93

17.   Please tell us and disclose the nature of the loan origination costs and the amounts recorded in each period presented. Confirm that the deferred origination costs meet the requirements in ASC 310-20-25 to be deferred.

Liquidity and Capital Resources, page 105

18.   Please revise to provide a more enhanced discussion of the financing activities for each of the periods presented. In this regard, we note the significant amount of funding provided by both shareholders and related parties in 2015 and interim 2016. Please identify the specific parties who provided the funding as well as the company's expectations and the ability of the shareholders and related parties to continue to provide this level of funding into the future.

19.   In addition, in regard to the funding provided, please address the rights and obligations of each party and the consideration given to providing key summary financial data of these funding sources which will enable the reader to understand these funding partners ability to provide funding at these levels into the future. We reference Item 303(a)(1) of Regulation S-K and related Instruction 5 to paragraph 303(a) as well as SEC Release 33-8350 Commission Interpretative Guidance Regarding MD&A and Section IV Liquidity and Capital Resources and SEC Release 33-9144.

20.   Please revise to disclose the expected capital contributions from shareholders and related parties over the next twelve months.

Business

Overview, page 118

21.   We note your response to comment 36. You note in your response to the staff's comment on page 2 and elsewhere that because you fund loans only through a trust company and consumer finance companies, both of which are licensed by regulatory authorities in China, that you are not engaging in private lending transactions within the meaning of the Private Lending Judicial Interpretation. Please address how your disclosure stating that in certain cases you"utilize [y]our own capital to fund the loans [you] facilitate" factors into your statement that you do not engage in "private lending transactions." Further, please revise your disclosure here and elsewhere, including your risk factor section, to highlight the fact that your business shares substantial similarities with the peer-to-peer lending industry, but for the differences in your funding sources, you believe that you will not be subject to the same regulations as a peer-to-peer lender. In this regard, we note that your revised disclosure on page 127 emphasizes your reliance on P2P platforms as a source of your funding, and the fact that the loans which you refer to the P2P platforms are posted on such platforms.

22.   Here or in an appropriate section of the filing please explain the advantages of borrowers applying for your cash credit products, rather than directly posting their loan applications on a P2P platform. In formulating your response, please give due regard to the fact that a percentage of your loans end up being posted on such P2P platforms.

23.   You disclose that Zhima Credit provides you with its credit analysis of prospective borrowers, including Zhima Credit Scores, which serves as one of the inputs for your risk pricing model. You also state on page 17 that Zhima Credit maintains all the analyses and results that were the products of your collaboration. Last, you disclose on page 121 that you work with Zhima Credit to develop algorithms that further enhance the effectiveness of your credit analysis model. Please disclose the following related to Zhima Credit, their credit score and the interaction with your risk pricing model:

- How significant Zhima Credit Scores are to your model and the determination whether to fund a loan or not;

- The ranges of the Zhima Credit Score and what criteria related to the Score is built into your model, e.g. a minimum score; and

- Did Zhima Credit or any other affiliates of Ant Financial assist you in the development of your proprietary risk pricing model and management system including the required algorithms. If so, clarify who has control and authority to make changes to the model and what continued involvement any third-party has with the model.

Our Credit Products, page 123

24.   Please revise the first sentence in the second paragraph to state that each draw down request remains subject to your prior approval. In this regard we note your revised disclosure under "Stage 4: Credit Utilization" disclosure on page 135.

Borrowers, page 125

25.   We note your response to comment 7, particularly your added disclosure describing the borrower profile that you presently target as well as the profile that you intend to target in the future. Given the relative immaturity of the Chinese consumer credit market, as indicated by publicly available articles and studies, particularly the fact that large numbers of the Chinese population either do not have a credit score or have only recently obtained one, please add disclosure describing the risk methodology corresponding to the various Zhima Credit Scores that you disclose, so that investors can appreciate the relative riskiness of a borrower with a score of 620 compared with a borrower with a score above or below that number.

26.   In response to comment 43, your revised disclosure now states that loans referred to P2P platforms are posted on such platforms for matching with retail investors and the loan borrowers are also identified as borrowers on the P2P platform. Please disclose the names of the platforms, and whether the borrowers consent to the loans being posted on the P2P platform and them being identified on the P2P platform as borrowers. With respect to the latter, since these loans are funded by you prior to a transfer, please describe how the cash flows work in this arrangement, including whether the borrowers remit all the payments through you and if so, whether you then send them to the P2P platform or the end investor. Finally, clarify whether you guarantee the repayment of the loans to the P2P platform or to its investors.

27.   We note your response to comment 44. As initially requested, please revise your narrative and graphical disclosure to describe the full lifecycle of your company's loan origination/facilitation, transfer, collection, and timing discrepancies between when credit is extended to a borrower and when a successful transfer of a loan is made. Your disclosure should describe the methods by which you reach out to institutional funding partners, whether the process is automated, and how loan transfers are approved or rejected.

Funding, page 126

Institutional Funding Partners, page 127

28.   We note your response to comment 45. Please revise to disclose the amount of the deposits returned to the Company by Zhong'an in each periods presented upon repayment of the respective loan for which loss coverage was provided. In addition, please provide us with an example of how the terms of the arrangement, including the fees and cash flows, work when the institutional funding partner is a P2P platform. The example should include the loan terms with the borrower, the fee and terms with the institutional funding partner, and the fee and terms with Zhong'an.

29.   We note your response to comment 47. Please revise your next amendment to address our previous comment 47 concerning agreements between the institutional investor and the trust company given that you began your collaboration with the trust company in the fourth quarter of 2016. In addition, explain in greater detail the agreement between the trust and the institutional funding partners. In your response address the following:

- Clarify whether the agreement is between the trust and an institutional funding partner, i.e. business, or is it with individual investors like the retail investors on a P2P platform.

- Tell us how the trust agreement describes the product that the institutional funding partner is investing in, e.g. is it a loan with a guaranteed rate of return or a pool of loans with a fixed rate of return.

- Clarify the contradiction disclosed on page 129 that you are the service provider for the trust account; however, the borrower repays the loan directly to the trust and the trust then remits the pre-agreed rate of return to the investors and the rest to you as the service fee.

- Disclose whether a fee is paid to the trust company and if so, the amount of that fee.

30.   We note your response to comment 48. Please revise your next amendment to address our previous comment 48 concerning agreements between the institutional investor and the consumer finance company given that you began your collaboration with the trust company in September 2016.

31.   We note your response to comment 21. Please explain in greater detail the terms of the arrangements with the private financial assets exchange. In your response address the following:

- What portion of the cash flows from the borrower do you transfer to the exchange and is it on a loan-by-loan basis or for a pool of loans?

- Do you guarantee the repayment of the cash flow rights you transfer to the asset exchange and if so, what amount and who is your guarantee agreement with?

- Are you involved in the set-up, design or marketing of the investment products on the private financial assets exchanged that are backed by your payment rights?

- Provide us with your accounting analysis under ASC 860 for the transfer of these cash flows.

Our Partnership with Ant Financial, page 130
Joint Marketing Initiatives, page 131
Credit Service, page 131
QuCampus, page 132

32.   We note your response and revised disclosures in response to comment 38. As previously requested in our comment 38, we ask that you further revise your disclosure to describe the genesis of your business relationship with Ant Financial, describing, for example, the circumstances that led Ant Financial to become a major shareholder and the rationale for entering into agreements that tightly intertwine your company with theirs. In addition, please explain the significance of engaging Alipay users "through Alipay's dedicated channel for online third party service providers," as well as quantify the payment terms of the Joint Marketing Initiative with Ant Financial. Finally, with respect to the agreements with Ant Financial which you have noted in your response as not being material in amount or significance, therefore not required to be filed as exhibits to the registration statement, please provide us with additional analysis explaining how these agreements differ in amount and significance compared to the Alipay APP Access Agreement listed as Exhibit 10.18, or the Online Personal Loan Cooperation Agreement with Chongqing Alibaba Smal Loans Co., Ltd., listed as Exhibit 10.17. We may have

additional comments following the review of your response and of the noted agreements when they are filed as exhibits.   Please ensure that your response addresses the disclosure requirements of Item 601(b)(10)(ii)(B) of Regulation S-K considering the critical support Ant Financial provides to your business upon which you appear to be substantially dependent.

33.   We note your response to comment 49 to our letter dated March 23, 2017. Tell us how you considered the related party information provided in ASC 810-10-25-43-44 when determining that QuCampus is not a VIE and should not be consolidated in your financial statements. Qudian and Mr. Min Luo combine to provide 55.9% of the equity interests in QuCampus and will share in 55.9% of the profits or losses of QuCampus. Based on the guidance in ASC 810-10-25-44, if two or more related parties hold variable interests in the same VIE, and the aggregate variable interest held by those parties would, if held by a single party, identify that party as the primary beneficiary, then the party within the related party group that is most closely associated with the VIE is the primary beneficiary.

34.   We note your disclosure relating to the personal loan cooperation agreement you entered into with Chongqing Alibaba Small Loans Co., Ltd. Please quantify the "certain service fees" that you will be paying Chongqing Small Loans, calculated based on the percentage of services fees you will receive from borrowers. Please refer to Item 10.C of Form 20-F for guidance.

35.   Please explain why Zhima Credit will be waiving the credit fees for the one year period starting March 2017.

36.   In the first paragraph on page 73 you now disclose that you have terminated your initial business of facilitating credit to college students. Please reconcile this strategic decision with your decision to pursue a joint venture with Ant Financial, which focus appears to be the fulfillment of financial and social needs of college students.

Stage 3: Credit Assessment and Pricing, page 134

37.   We note your response to comment 50, particularly your disclosure on page 135 indicating that applicants who are denied a loan are not prohibited from reapplying in the future. Please add disclosure discussing the mechanisms, if any, that your company has in place to prevent a previously denied applicant from reapplying using different and/or fraudulent information. In addition, please disclose how the company is able to collect information related to a borrower's stability of the shipping address for online and mobile purchases, online consumption level and status of his or her social network account.

Stage 5: Servicing and Collection, page 136

38.   We note your response to comment 52. To the extent known, please disclose the percentage of delinquent loans you were able to successfully recoup through your collection services.   Further clarify (i) what the "certain circumstances" are that would result in your notifying credit rating agencies about a borrower's delinquency and, given the low rate of personal credit ratings in China, the overall efficacy of such referrals; and (ii) what steps, if any, you now take to collect on delinquent loans now that you are not using debt collection services. For example, do you simply categorize all loans over 180 days past due to be uncollectible?

Competition, page 140

39.   As noted in your response to comment 54, please revise your disclosure to state that publicly available information regarding the industry, your competitors and their respective market share is unreliable and is based, at least partly, on estimates.

Principal Shareholders, page 164

40.   We note your response to comment 59, particularly your discussion of the share entrustment agreement. Because of the connection between Mr. Luo, as both CEO and the controlling shareholder of Qufenqi Holding Limited, please file a copy of the share entrustment agreement as an exhibit to this filing. Please refer to Item 10.C of Form 20-F and Item 601(b)(10)(iii)(A) of Regulation S-K.

Related Party Transactions, page 167

41.   We note that in response to comment 58, you state among other things, that API (Hong Kong) Investment Limited, a wholly-owned subsidiary of Ant Financial, has the right to elect, remove and replace one director on the company's board of directors. Please revise your disclosure to indicate that Ant Financial's board representation rights, along with those of the other principal institutional shareholders who have board representation rights, will terminate upon the effectiveness of this registration statement.

42.   With respects to the amounts due from Alipay, briefly describe the nature of services giving rise to these payments.

History of Security Issuance, page 177

43.   Please revise to disclose the fair value per share price for each of different preferred share issuances disclosed. In addition, please tell us and revise to disclose how the fair value for each of the preferred share issuances was determined on the issuance dates.

44.   Please tell us the reasons for the difference in issuance prices of the Series C-1 and Series C-2 preferred shares given the issuance dates were the same.

Audited Financial Statements as of December 31, 2014 and 2015, page F-3

45.   We note your response to prior comment 30 and that service fees received from borrowers represent interest income from an accounting perspective, but are not classified as "Interest and Investment Income" on your Consolidated Statements of Comprehensive Loss. We also note that you have a material amount of lending activity and when loans are transferred to institutional funding partners they do not meet the requirement for de-recognition in ASC 860. Article 9 of Regulation S-X includes the line item "Interest and fees on loans", which appears reflective of your revenue recognition policy disclosed on page F-19 for credit services. Please tell us whether you considered presenting your financial statements in accordance with Article 9, including management's judgments and determinations in this area.

Notes to Audited Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-19

46.   Please tell us how you describe the "service fee" on the loans transferred to your institutional funding partners and whether any of the agreements refer to the fee or a portion of it as interest. If so, please revise your disclosure to clarify that the service fee also includes interest income on the loan.

47.   We note your disclosure that you identify Funding Partners to refinance the loan principal for the borrower. However, on page F-22 and elsewhere in your filing you refer to the transfer of loans to the Funding Partners and not a refinance of the loan. Since refinancing of a loan typically refers to the repayment of the old loan and entering into a new loan agreement with the borrower, please revise your disclosure throughout the filing to clarify whether your Funding Partners refinance the borrower's loan, or if the loan or related cash flows are being sold or transferred to the Funding Partners by you. If the latter, please remove the term "refinance" from this disclosure.

48.   You disclose that you earn a margin on the products you purchase from suppliers on behalf of the borrowers and that the sales commission fees are recorded net of the related cost on delivery date. On page 124 you disclose that this fee is the difference between the retail price of the merchandise sold to borrowers and the price you pay for it and rebates received from the suppliers. We further note your response to prior comment 31 that the rebates are based on a fixed percentage of the product price and the revenue criteria are met when the products are delivered and the Company's returns policy has expired. Please clarify whether you receive two fees, i.e. margin between retail price and price you pay, *and* a rebate or if the rebate is the margin difference referenced here. Describe how these fees are determined, i.e. do you negotiate separate fees with each

supplier. Lastly, explain how you determined that the fee earned did not relate to loan origination that would be accounted for as a yield adjustment over the life of the loan instead.

Allowance for Loan Principal and Service Fee Receivables, F-21

49.   We note your response to comment 64. Given the limited operating history to base your charge-off data on, tell us how you considered supplemental information from industry trends and peers, information provided by 3rd parties, greater reliance on qualitative factors, etc. to supplement your internal data for determining your allowance for loan losses.

50.   We note your response to comment 65. We note that the cash credit products have loan term ranges generally from one to six weeks or one to six months as of the date of the prospectus. Given the increase in the levels of delinquencies, please address the following as it relates to your charge-off policy:

- Revise your disclosure on page F-21 to include your criteria for deeming something "uncollectible" as discussed in your response;

- Provide us with specific evidence to support that a charge-off policy after 180 days of delinquency is appropriate for cash credit loans given the short term nature of these loans;

- Given that the specific allowance for nonaccrual loan principal and service fee receivables approximates the delinquency balance of 90+ days past due, please tell us the appropriateness of carrying an allowance on these loans as opposed to charging the delinquent amounts off;

- Quantify your success collecting loans 90+ days past due in prior periods; and

- Break out loans over 90 days past due into smaller buckets (91-120 days, 121-150 days and 151-180 days) in the periods presented to help better explain the migration of past due loans.

Note 4. Loan principal and service fee receivables, page F-31

51.   We note your response to comments 22 and 68. We further note the disclosures beginning on page 123 about how the credit limits, duration and fees are different between cash and merchandise credit products and that you track this information in order to disclose average credit limits and duration. We also note your disclosure on page 125 that your borrowers do have ranges of Zhima Credit Scores, but generally have a minimum Zhima Credit Score of 600 to 620. Please tell us how you determined that you only have one class of financing receivable given these disclosures that indicate your receivables have different risk characteristics. Refer to ASC 310-10-55-16 through 18 and 22.

52.   In addition, explain how you determined that the Zhima Credit Score wasn't a credit quality indicator given that consumer credit risk scores is an example of an indicator in ASC 310-10-55-19.

53.   We note you present loan principal and service fee receivables separately for your nonaccrual, past due and allowance disclosures here and elsewhere in the filing. We also note that these are presented as one line item on your Consolidated Balance Sheet and it appears these amounts represent your recorded investment in financing receivable under ASC 310-10. Therefore, please disclose your nonaccrual and past due financing receivables by class of financing receivable and at the recorded investment in accordance with ASC 310-10-50-7 to 7A and present this information consistently throughout the filing. If you identified the loan principle and service fee receivables as separate portfolio segments or classes of financing receivables, please clarify in the disclosure.

Note 5. Prepaid Expenses and Other Current Assets, F-33

54.   We note your response to comment 72. Please revise your next amendment to address our previous comment 72 concerning including a roll forward of the guarantee deposits held by institutional investors, both the current assets and long-term assets portions, for the periods presented.

Note 9. Short-term and long-term borrowings, page F-34

55.   Please tell us how you complied with the disclosure requirement in ASC 470-10-50-1 for those long-term borrowings with terms greater than 24 months.

Note 21. Convertible Preferred Shares, page F-46

56.   Please reconcile the information disclosed on pages 177-179 for the different series of preferred share issuances to the information presented in the table in Note 21 to the financial statements on page F-46. Further, explain to us how the restructuring in December 2016 impacted the different series of preferred shares issued and outstanding at that point in time.

57.   Please revise to disclose the conversion price applicable to each series of preferred shares.

<u>Audited Financial Statements as of December 31, 2015 and Unaudited Financial Statements as of September 30, 2016</u>

<u>Notes to Audited Consolidated Financial Statements</u>

<u>Note 10. Off-Balance Sheet Commitments and Arrangements, F-70</u>

58.   We note your disclosure that in September 2016 Mashang Consumer Finance Company began funding directly to borrowers for loans that you facilitate. Please revise to describe in greater detail either here or elsewhere in the document the following:

- Details of the arrangement made with Mashang including the fee structure;

- The service(s) you provide to the borrower and those provided to Mashang;

- How the cash flows to you given your disclosure on page 125 is not clear how you receive a portion of the service fee if the borrowers repays principal and fees directly to the institutional funding partners; and

- Any related accounting policies including how you determined that these loans were not on balance sheet.

You may contact David Irving, Staff Accountant, at (202) 551-3321 or Marc Thomas, Staff Accountant, at (202) 551-3452 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Dilk, Staff Attorney at (202) 551-3427 or me at (202) 551-3369 with any other questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services

cc: Chris Lin, Esq.